                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No.1)*

                                Premier Concepts, Inc.
---------------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.002 Par Value
---------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     740474 10 1
---------------------------------------------------------------------------
                                    (CUSIP Number)
         Steven M. Bathgate and Margaret Bathgate, 5350 S. Roslyn, Suite 380, Englewood, Colorado 80111 (303) 694-0862
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   February 5, 1998
---------------------------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

                                Page 1 of ______ Pages

                                     SCHEDULE 13D

CUSIP No.  740474 10 1                                  Page 2 of 4 Pages


---------------------------------------------------------------------------
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Steven M. Bathgate
---------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member        (a) /  /
     of a Group*                                  (b) /  /


---------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------
(4)  Source of Funds*

     Personal Funds
---------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                      /   /
---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Mr. Bathgate is a U.S. citizen
---------------------------------------------------------------------------
Number of Shares                 (7)   Sole Voting Power
Beneficially Owned                     89,200
by Each Reporting                ---------------------------------------------
Person With
A.  Steven Bathgate              (8)   Shared Voting Power
                                       22,000
                                 ---------------------------------------------
                                 (9)   Sole Dispositive Power
                                       89,200
                                 ---------------------------------------------
                                 (10)  Shared Dispositive Power
                                       22,000
                                 _____________________________________________
B.  Margaret M. Bathgate         (7)   Sole Voting Power
                                       46,869
                                 _____________________________________________
                                 (8)   Shared Voting Power
                                       22,000
                                 _____________________________________________
                                 (9)   Sole Dispositive Power
                                       46,869
                                 _____________________________________________
                                 (10)  Shared Dispositive Power
                                       22,000
---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     158,070
---------------------------------------------------------------------------
(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares*/ /

---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.42%
---------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
---------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 3 of 4 Pages

ITEM 1.    SECURITY AND ISSUER


           This statement relates to the $.002 par value common stock ("Common Stock") of Premier Concepts, Inc. ("Premier") or ("Company"). Premier's principal executive offices are located at 3033 South Parker Road, Suite 120, Aurora, Colorado 80014.

ITEM 2.    IDENTITY AND BACKGROUND

     (1)   (a)  Steven Mark Bathgate
           (b) Mr. Bathgate's business address is 5350 South Roslyn, Suite 380, Englewood, Colorado 80111.
           (c)  Mr. Bathgate's principal occupation is Investment Banker.
           (d) Mr. Bathgate has not been convicted in a criminal proceeding during the last 5 years.
           (e) Mr. Bathgate has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.
           (f)  Mr. Bathgate is a U.S. citizen.

     (2)   (a)  Margaret McDonald Bathgate
           (b) Mrs. Bathgate's business address is 5350 South Roslyn, Suite 380, Englewood, Colorado 80111
           (c)  Mrs. Bathgate's prinicpal occupation is housewife
           (d)  Mrs. Bathgate has not been convicted in a criminal   proceeding
                during the last 5 years.
           (e) Mrs. Bathgate has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.
           (f)  Mrs. Bathgate is a U.S. Citizen.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Mr. and Mrs. Bathgate's acquired the securities with funds from their personal bank account or the funds of the purchasing entity.


ITEM 4.    PURPOSE OF TRANSACTION

           Mr. and Mrs. Bathgate's acquisition of Common Stock and Class A Common Stock Purchase Warrants ("Warrants") of Premier is solely for investment purposes.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) 158,070 shares, or approximately 7.46% of the Issuer;s common stock issued and outstanding, warrants issued and exercisable within 60 days of the date hereof, and certain securities of the Issuer held by the following entities: the Bathgate Family Partnership II, for which Mr. and Mrs. Bathgate are beneficiaries and act as co-general partners; and Steve M. Bathgate and Margaret Bathgate, JTWROS.

           (b)     (1)   Number of shares as to which Steven M. Bathgate
                         has:
                         (i)     Sole power to vote of to direct the vote:
                                 89,201
                         (ii)    Shared power to vote or to direct the vote:
                                 22,000
                         (iii)   Sole power to dispose or to direct the
                                 disposition of: 89,201
                         (iv)    Shares power to dispose or to direct the
                                 disposition of: 22,000

                   (2)   Number of shares as to which Margaret M. Bathgate
                         has:
                         (i)     Sole power to vote or to direct the vote:
                                 46,869
                         (ii)    Shared power to vote or direct the vote: 22,000
                         (iii) Sole power to dispose or to direct the disposition of: 46,869
                         (iv) Shares power to dispose or to direct the dispostion of: 22,000

           (c) In the last 60 days, Mr. Bathgate, or the listed entities, purchased the following shares of the no par value common stock or warrants of Premier, in the open market:

     Date of            Name of          Shares or
    Purchase           Purchaser         Warrants        No.      Price/Share
   ----------     ------------------     ---------      -----     -----------
    12/12/97      Steven M. Bathgate      Shares        5,000        $2.40
    12/26/97      Steven M. Bathgate      Shares        3,000       $1.645
     1/12/98      Steven M. Bathgate      Shares        5,000        $1.75
     2/5/98       Steven M. Bathgate      Shares        5,000        $1.77

           (d)  Not applicable

           (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Neither Mr. or Mrs. Bathgate are parties to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Not applicable.


                                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 17, 1998
                                            -----------------------------------
                                            (Date)

                                            /s/ Steven M. Bathgate
                                            -----------------------------------
                                            (Signature)

                                            Steven M. Bathgate
                                            -----------------------------------
                                            (Name/Title)